Filed by Duddell Street Acquisition Corp.
This communication is filed pursuant to Rule 425 under the
United States Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Duddell Street Acquisition Corp.
Commission File Number: 001-39672
Date: February 24, 2022

FiscalNote Appoints Josh Resnik

President and Chief Operating Officer

Seasoned Technology & Corporate Leader to Spearhead Efforts for Growth Optimization and Operational Excellence as Company Approaches Public Market Listing

WASHINGTON, D.C. - Thursday, February 24, 2022 – FiscalNote, a leading AI-driven enterprise SaaS company that delivers legal and regulatory data and insights, today announces the appointment of current Senior Vice President, General Counsel & Chief Content Officer Josh Resnik to the newly created position of President & Chief Operating Officer.

Reporting to CEO & Co-founder Tim Hwang, in his new role Resnik will oversee day-to-day corporate operations, including the Commercial, Business Development, Marketing, Content, Product and People functions, providing coordinated oversight over FiscalNote’s diversified lines of business and ensuring optimal allocation of resources to drive efficient revenue growth. Resnik also will ensure that the company’s business lines are well-positioned to continue to integrate new acquisitions and scale both organically and inorganically.

Resnik joined FiscalNote in 2018 and currently serves as General Counsel for the company, in addition to leading the full-suite of global content solutions as Chief Content Officer. As General Counsel, Resnik has successfully navigated and managed the company’s complex legal and regulatory processes, as well as its robust and accelerated M&A and financing initiatives, and built a high performing Legal department. In his role as Chief Content Officer, Resnik serves as Publisher of CQ Roll Call, oversees FiscalNote’s EU-based policy analysis, and has managed the company’s expansion further into political and economic intelligence with its recent acquisitions of Oxford Analytica and FrontierView. FiscalNote’s information solutions now enable the world’s decision makers to identify and act upon a broad array of opportunities and risks in an increasingly complex legal, policy, and macroeconomic environment.

“The new role of President & Chief Operating Officer is a critical one at a pivotal time for our company, and there is no one better equipped to fulfill its duties and potential than Josh Resnik,” said Hwang. “FiscalNote continues to set an aggressive pace as we approach the public markets, especially as we accelerate our growth, drive greater efficiency, and expand the variety and nature of solutions we offer to our customers. Josh has made an incredibly positive and impressive impact at FiscalNote, and I look forward to continuing to work with Josh by my side as we become a public company and further strengthen our relationships with our global customers, investors, and shareholders.”

”It has been an honor to work alongside FiscalNote’s extraordinary leadership and the many talented team members who have enabled the company to reach this point,” said Resnik. “But this is just the beginning for FiscalNote, and I look forward to continuing to fulfill the vision of the company’s founders. When they started FiscalNote in 2013, Tim, Gerald, and Jonathan saw the potential to build a category creator that would change how people connect with their governments. With the right execution we will continue to achieve new heights as we solve increasingly complex problems for our customers.”

“I’ve had the privilege of working closely with Josh for the past several years, and it’s clear his combination of deep expertise, superior management skills, and high standards of operational excellence have helped to position FiscalNote exceptionally well for entry into the public markets,” said FiscalNote Board of Directors member Gen. Stanley McChrystal (Ret.), former commander of U.S. and International Security Assistance Forces (ISAF) Afghanistan. “Josh has executed with agility and precision, precisely the skills that FiscalNote needs in this role to further ensure the operational standards that will build and sustain investor and shareholder confidence as the company continues to fulfill its core mission, accelerate growth, and expand its global customer base. With Tim and Josh leading the way forward, I am confident this company is in great hands and could not be more excited about its future.”

Resnik has more than twenty five years experience as an executive, attorney, and business leader in both startup and established corporate environments. Prior to joining FiscalNote, Resnik was a senior executive and member of the Board of Directors of Spree Commerce, serving as COO/General Counsel and helping lead the company to a successful acquisition by First Data Corporation (now Fiserv). Prior to Spree Commerce, he led the Digital division of Gannett, and was a senior in-house attorney at AOL. Earlier in his career, he spent several years in private law practice representing clients in the TMT sector in corporate transactions and regulatory matters. Resnik has been twice named to Washingtonian Magazine's "Tech Titans" list, in 2019 and 2021, has advised numerous tech startups as well as a venture capital firm investing in the tech and media ecosystem, and has served on multiple Boards of Directors.

Resnik holds a B.A. from the University of Pennsylvania and a J.D. from Boston University School of Law, where he was named an Edward F. Hennessey Distinguished Scholar and G. Joseph Tauro Scholar, as well as earning the Dean’s Award in Communications Law.

About FiscalNote

FiscalNote is a leading global technology provider of legal and policy data and insights. By combining AI capabilities, expert analysis, and legislative, regulatory, and geopolitical data, FiscalNote is reinventing the way that organizations minimize risk and capitalize on opportunity. Home to CQ, Roll Call, Oxford Analytica, and VoterVoice, FiscalNote empowers clients worldwide to monitor, manage, and act on the issues that matter most to them. To learn more about FiscalNote and its family of brands, visit FiscalNote.com and follow @FiscalNote.

Contacts:

Media

FiscalNote

Nicholas Graham

press@fiscalnote.com

Investors

ICR, Inc. for FiscalNote

Sean Hannan

IR@fiscalnote.com

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (FiscalNote), Duddell Street Acquisition Corp. (Nasdaq: DSAC) (“Duddell Street”) has filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street is included in the proxy statement/prospectus for the proposed business combination, which is available at www.sec.gov and can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forwardlooking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.